Exhibit 3.3

AMENDMENTS TO THE BY-LAWS OF

WEBSTER FINANCIAL CORPORATION

Article III, Section 1, is hereby amended by striking the fourth sentence thereof and replacing it with the following:

To be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years; provided, however, that the foregoing requirement shall not apply to the Board Representative (as such term is defined in that certain Investment Agreement, dated July 27, 2009, between the Company and Warburg Pincus Private Equity X, L.P., as it may be amended or supplemented from time to time (the “Investment Agreement”)), as long as the Investor owns a Qualifying Ownership Interest (as such term is defined in the Investment Agreement).